

Executive Summary

MARCH 15, 2021

Regulation CF Equity Crowdfunding Offering

CoPeace™ PBC | Certified B Corp®
GROW YOUR MONEY FOR GOOD™

contact@copeace.com

MISSION

CoPeace is a sustainable, ESG holding company which seeks to create inclusive, socially impactful wealth for all people.

COMPANY OVERVIEW

As a holding company, CoPeace is building a portfolio of complementary, purpose-driven holdings. CoPeace provides an accessible means for anyone to invest directly in for-profit companies seeking solutions to societal and environmental problems, while striving for a competitive financial return.

PROBLEMS WE SOLVE

Our world prioritizes profit; CoPeace prioritizes the world. There is a common misconception that profits and positive impact are mutually exclusive. CoPeace offers a different option, one in which the environment and society are on equal footing with profits. As such, we can change capitalism and the world for the better. Furthermore, direct sustainable ESG and impact investment options have not been equally accessible to all potential investors. Before CoPeace, there were limited investment options for everyday consumers to invest in the impact space without a strong understanding of the industry, financial literacy, and personal wealth. CoPeace has changed that.

THE COPEACE TEAM


CRAIG JONAS, Ph.D.
FOUNDER & CHIEF EXECUTIVE OFFICER

Craig is a lifelong entrepreneur with success across business, academic, and athletic industries. He has over 30 years of experience in management with a passion for team-building and drawing individuals with big ideas together.


MEG MASTEN
CHIEF RELATIONSHIP OFFICER

Meg has successfully managed and led multi-disciplinary teams in a variety of settings, centered around serving people, solving problems, and achieving time-sensitive goals. She is a lifelong advocate for public education, gender equity, and community activism.


ED TEPPER
CHIEF OPERATING & FINANCIAL OFFICER

Ed is an accomplished, results-oriented and hands-on operations and financial management executive. Ed has over 30 years of leadership experience developing, motivating, and leading top performing teams. He has held executive leadership roles spanning multiple industries ranging from advanced digital media, sports media and technology, entertainment, financial services, real estate, wholesale and retail distribution, and manufacturing.


HANAN LEVIN
CHIEF INVESTMENT OFFICER

Hanan is an experienced finance professional, equipped with in-depth knowledge of global capital markets. He prides himself on being proactive, innovative and competitive, consistently initiating new ideas, improvements, and original thought.



JACOB MILLER
FINANCIAL ANALYST

Jacob is a mathematical economist, with expertise in artificial intelligence, machine learning, data optimization, and financial modeling.



JIM CRAWFORD
DIRECTOR OF COMMUNICATIONS

Jim brings a digital media background with over a decade of experience in graphic design, photo and video, and public relations. Jim closely follows digital media and generational trends, and he's passionate about technology's impact on the world.

BOARD OF DIRECTORS

The Board includes CoPeace executives Craig Jonas, Ed Tepper, and Meg Masten, in addition to:



SARAH ENGLAND, Ph.D.

Sarah is the Alan A. and Edith L. Wolff Professor of Medicine and Professor of Obstetrics and Gynecology at Washington University. Dr. England has authored many research and serves on review committees, including the NIH, March of Dimes, American Heart Association, and the Howard Hughes Medical Institute.

JEFF JONAS, Ph.D.

Jeff is an eight-time Emmy award winner and an influential leader in the sports media industry for the past 25 years. Jeff recently retired as managing director of global business development for Intel Sports and is now building a new virtual reality-sports company.



DEZ STONE MENENDEZ

Dez has been the Director of Innovation at Colorado College since September 2016. They began working as a serial entrepreneur at age 23, and the orienting principle of their work is to empower people to lead larger and more creative lives.



BRAD THOMPKINS

Brad is the CFO for Boulder-based Furniture For Life and an entrepreneur with a demonstrated history of working successfully in distribution, manufacturing, and technology. He has strong business development experience and is skilled in accounting, analytics, systems development, customer service, strategic planning, and finance.

KOMATHI STEM

Komathi is an entrepreneurial systems thinker focused on sparking an ecosystem change that accelerates research through greater collaboration across the healthcare ecosystem. She founded and served as CEO of monARC Bionetworks, a healthcare data collection and analytics company.

ADVISORY COUNCIL

The CoPeace Advisory Council is made up of individuals across more than 13 industries with decades of business and investment experience. As a holding company covering several industries and segments, the Advisory Council offers guidance, expertise, strategic advice, and support.

COMPETITIVE ADVANTAGES & KEY SUCCESS FACTORS

Impact investing is growing dramatically.[1 & 2] CoPeace fills a much-needed void that currently exists in the competitive landscape of impact investing – one that provides access to the direct investing process, while prioritizing true impact and profit.



95% of Millennials express interest in sustainable investment practices



$17.1 trillion the size of the sustainable investment industry, as of 2020, a 42% increase over two years



65% cited a lack of available products as the barrier to including sustainable investing in their portfolio



CoPeace is a Certified B Corporation® and registered as a public-benefit corporation (PBC), one of only 800 companies worldwide with both designations. As a result, CoPeace meets the highest verified standards of social and environmental performance, transparency, and accountability.

COMPETITIVE LANDSCAPE & CHALLENGES

Although CoPeace is fairly unique in the ESG investing space, the following could be considered competitors: traditional stocks, mutual funds, ETFs, charitable organizations, and negative-screened companies (i.e., seeking to do "less bad").

CoPeace faces the challenge of educating the public around sustainable ESG investing, the holding company model, its long-term investment strategy, and how systemic impact is achieved.

INITIAL INVESTMENTS



ADVANCED SUSTAINABLE TECHNOLOGIES LTD
AST is a cleantech company developing a new generation of waste management facilities that are environmentally friendly, safe, and financially viable.



UNCHARTED POWER
Uncharted Power is an award-winning, full-service power and data infrastructure technology, providing communities with energy that is clean, accessible, and low-cost.

INITIAL INVESTMENTS



COPEACE FINANCE PBLLC
CoFi provides financial consulting services to businesses demonstrating positive social or environmental impact.



COPEACE MARKETING PBLLC
CoMa provides marketing consulting services to positive impact companies.



COPEACE SPORT PBLLC
CoSpo helps athletes, coaches, and sport organizations maximize their ability to positively impact society purpose driven business investment.

HOW IT WORKS

 Experienced and first-time investors alike can buy equity in CoPeace.

 Your investment is added to our growing ecosystem and capital raise.

 Our analysts identify growing, for-profit businesses in the impact space, which have high potential for impact and future returns.

 CoPeace selects these identified companies, with strong leadership teams and innovative ideas, and purchases controlling interests using investor funds.

 Our experienced team provides funding, as well as expertise in marketing, operations, and finance to achieve their goals.

 We intend to offer long-term exit options to our investors on their original CoPeace investment and change the world for good.

AS SEEN IN...



2,000,000,000+
UNIQUE MEDIA VIEWS

500,000+
SOCIAL MEDIA IMPRESSIONS

FOX BUSINESS · WHARTON MAGAZINE · Forbes · U.S.News & WORLD REPORT · yahoo!news · Nasdaq

FINANCIAL OVERVIEW

$5 MILLION
Through Regulation CF equity crowdfunding offering
Shares and 3% annual dividend return

INITIAL USE OF FUNDS

The funds will be used to grow the team, evolve its operations, launch its initial marketing plan, and establish initial investments.

- ■ Acquisitions/Future Holdings (70%)
- ■ Business Operations (15%)
- ■ Legal (5%)
- ■ Marketing & Advertising (5%)
- ■ Reserve (5%)



Disclaimer: This document contains forward looking projections which cannot be guaranteed

TIMELINE

2018	2019	SPRING 2020	SUMMER 2020	JANUARY 2021	MARCH 15 2021
Incorporated CoPeace & Seed Funding	Initial Investments	Private Placement Ended	First Crowdfunding Offering	506(c) Offering	Current Crowdfunding Offering

PRO FORMA

FY END:	F2020	F2021	F2022	F2023
Capital Raised	$ 1,700,000	$ 25,000,000	$ 50,000,000	$ 75,000,000
Revenue from Holdings				
... Strategic Investments	$ -	$ -	$ 133,201	$ 167,912
... Majority Owned Subsidiaries	$ -	$ 427,377	$ 3,113,329	$ 8,777,196
... Wholly Owned Subsidiaries	$ -	$ 67,740	$ 292,081	$ 678,446
Total CoPeace Value	$ 1,757,848	$ 27,585,071	$ 87,583,297	$ 191,082,758

DISCLAIMER: The numbers that appear in this table are projections based on assumptions made by the CoPeace Finance Team. As such, they are subject to change and should be interpreted with caution. Further, forecasts of revenue from majority owned subsidiaries are calculated as a varying percentage of capital raised.

---

[1] *Morgan Stanley 2019 Institute for Sustainable Investing Study*

[2] *US SIF 2020 Report on US Sustainable, Responsible and Impact Investing Trends*





Certified

B

Corporation

This company meets the
highest standards of social
and environmental impact